FY2007 Unconsolidated Financial Results
                     (April 1, 2006 through March 31, 2007)

                 (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

        English translation from the original Japanese-language document

           Reference: Overview of the Unconsolidated Financial Results







                                                                                     (Amounts less than one million yen are omitted)

1.  Unconsolidated results for FY2007 (April 1, 2006 through March 31, 2007)

(1) Unconsolidated financial results                                                                (% of change from previous year)
---------- ------------------------------ ------------------------------ ---------------------------- ------------------------------
                         Net sales                Operating income               Ordinary income                Net income
---------- ------------------------------ ------------------------------ ---------------------------- ------------------------------
                 Million yen          %      Million yen             %     Million yen            %      Million yen             %
FY2007            11,571,834     (13.5)        1,150,921        (35.7)       1,555,193       (40.8)        1,060,109        (38.4)
FY2006            10,191,838     (10.6)          847,998        (20.9)       1,104,781       (29.0)          765,961        (44.7)
---------- ------------------- ---------- ---------------- ------------- --------------- ------------ ---------------- -------------


---------- ------------------------------ ------------------------------
              Net income per share         Net income per share
                     - Basic                    - Diluted
---------- ------------------------------ ------------------------------
                                    Yen                            Yen
FY2007                           330.20                         330.01
FY2006                           235.20                         235.13
---------- ------------------------------ ------------------------------


(2) Unconsolidated financial position
---------- ------------------------------ ------------------------------ ---------------------------- ------------------------------
                   Total assets                    Net assets                   Equity ratio               Net assets per share
---------- ------------------------------ ------------------------------ ---------------------------- ------------------------------
                            Million yen                    Million yen                            %                            Yen
FY2007                       10,661,169                      7,150,603                         67.1                       2,235.64
FY2006                        9,909,010                      6,686,895                         67.5                       2,062.51
---------- ------------------------------ ------------------------------ ---------------------------- ------------------------------
Reference: Equity at the end of FY2007: 7,149,432 million yen,  Equity at the end of FY2006: --
Note: Net assets, Equity ratio and Net assets per share of FY2006 are those formerly presented as Shareholders' equity,
      Ratio of shareholders' equity and shareholders' equity per share, respectively.


2.  Forecast of unconsolidated results for FY2008 (April 1, 2007 through March 31, 2008)

                                                                                     (% of change from FY2007 semi-annual or FY2007)
---------------------------- ----------------------- --------------------------- -------------------------- ------------------------
                                   Net sales             Operating income            Ordinary income              Net income
---------------------------- ----------------------- --------------------------- -------------------------- ------------------------
                              Million yen        %    Million yen             %   Million yen          %     Million yen         %
FY2008 semi-annual (for
six-month period ending         5,600,000    (2.4)        530,000        (-7.2)       800,000      (2.8)         560,000     (6.5)
September 30, 2007)
FY2008                         11,700,000    (1.1)      1,100,000        (-4.4)     1,590,000      (2.2)       1,130,000     (6.6)
---------------------------- -------------- -------- -------------- ------------ --------------- ---------- --------------- --------
Forecast of net income per share - Basic (FY2008): 353.35 Yen

Cautionary Statement with Respect to Forward-Looking Statements

          This report contains forward-looking statements that reflect Toyota's forecasts for consolidated and unconsolidated results. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and government policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates;
(vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

          A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.